CALGON CARBON CORPORATION             P.O. BOX 717            PITTSBURGH, PA  15230-0717           (412) 787-6700

John S. Stanik	Direct Phone:	(412) 787-6725

President and Chief Executive Officer	Direct Fax:	(412) 787-4774

August 7, 2009

Mr. Terence O’Brien
Ms. Tracey McKoy
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C.  20549

RE:	Calgon Carbon Corporation
Form 10-K for the Year Ended December 31, 2008
Filed March 13, 2009

Definitive Proxy Statement
Filed April 1, 2009

File No. 1-10776

Dear Mr. O’Brien and Ms. McKoy:

Thank you for your review of the above referenced documents.  Pursuant to your request, Calgon Carbon Corporation (“Calgon” or the “Company”) provides the following responses to the comments provided in your letter dated July 27, 2009. For your convenience, we have set forth each comment and provided our responses immediately after each comment. To the extent applicable, we will reflect any adjustments in the next Form 10-Q to be filed by August 10, 2009, in the next definitive proxy statement filed and in the Form 10-K for the year ending December 31, 2009.

Form 10-K for the Year Ended December 31, 2008

Managements’ Discussion and Analysis of Financial Condition and Results of Operation, page 38

General

SEC Comment No. 1:

We have read your response to prior comment 2. With regard to the matter involving the EPA Suspension and Debarment Division, please revise future filings, to provide a status update as you have in your response, specifically stating in your footnote, if true, that you believe it is remote that there will be action taken by the SDD. Further discuss how any suspension or debarment would quantitatively impact operations and liquidity.

Response:
The Company acknowledges your comment. The Company believes that any further action by the EPA Suspension and Debarment Division (SDD) is remote since we have had no contact with them since October, 2008.  The Company is reluctant to quantify the impact of any suspension or debarment on operations and liquidity since 1) We regard any further action as remote, 2) the impact on operations and liquidity would depend on the terms and duration, and scope of any SDD action and 3) the Company is unable to reasonably estimate the amount of sales to customers and or projects that receive federal funding.  With respect to factor #3, the Company is able to identify certain sales to the federal government or to third party government contractors.  However, SDD orders can extend to customers or projects that receive federal funding.  The Company does not identify sales to federally funded projects or customers and to do so now would require reliance on inherently unreliable anecdotal information.  Accordingly, the Company will include the following disclosure in its second quarter Form 10-Q to be filed on or before August 10, 2009:

On August 28, 2008, the Company received a letter from the Division requesting additional information from the Company in connection with the SDD’s evaluation of the Company’s potential “business risk to the Federal Government,” noting that the Company engages in procurement transactions with or funded by the Federal Government.  The Company provided the SDD with all information requested by the letter in September 2008.  The SDD can suspend or debar a Company from sales to the federal government directly or indirectly through government contractors or with respect to projects funded by the federal government.   The Company estimates that revenue from sales made directly to the federal government or indirectly through government contractors comprised less than 3% of its total revenue for the six month period ended June 30, 2009.  The Company is unable to estimate sales made directly or indirectly to customers and or projects that receive federal funding.  In October 2008, the SDD indicated that it was still reviewing the matter but that another meeting with the Company was not warranted at that time.  The Company believes that there is no basis for suspension or debarment on the basis of the matters asserted by the EPA in the CERCLA Notice or otherwise.  The Company has had no further communication with the SDD since October 2008 and believes the likelihood of any action being taken by the SDD is remote.

The Company will also include the following disclosure in its footnote in the second quarter Form 10-Q to be filed on August 10, 2009.

The Company has had no further communication with the SDD since October 2008 and believes the likelihood of any action being taken by the SDD is remote.

SEC Comment No. 2:

We have read your response to prior comment 4 which indicates that estimating the impact the 188.57% tariff rate would have on operations and liquidity would be misleading to readers. Although the methodologies used by DOC are subject to change and other variables included in the preliminary rate could be unreliable, it is unclear why the Company would not be able to provide a sensitivity analysis for the antidumping tariff. Please tell us and disclose, in future filings, what your tariff rates have been historically, how these rates have quantitatively impacted operations and liquidity and what a 10% hypothetical increase or decrease in the rate would have on operations, if possible. Further, we note that you expect the final rate to be determined in November 2009.  Please provide, in your 2009 Form 10-K and applicable subsequent filings, a discussion of the revised tariff rate, any resulting tariff accruals recorded and the overall impact the revised tariff rate had on current and will have on future operations and liquidity.

Response:
The Company acknowledges your comment. The Company will include the following MD&A and footnote disclosure in its second quarter Form 10-Q to be filed on August 10, 2009.

For the first six months of 2009, the Company has made tariff deposits on goods imported to the United States totaling $1.0 million.  For the period beginning October 11, 2006 through June 30, 2009, the Company estimates that a hypothetical 10% increase or decrease in the final tariff rate would result in an additional payment or refund of approximately $0.5 million.

The Company also has highlighted existing disclosure that addresses your comment regarding historical tariff rates as follows:

As an importer of activated carbon from China and in light of the successful antidumping tariff case, the Company was required to pay deposits of estimated antidumping tariffs at the rate of 84.45% ad valorem to the Bureau of Customs and Border Protection (“Customs”) on entries made on or after October 11, 2006 through April 9, 2007. Thereafter, deposits have been paid at 69.54%. Because of limits on the government’s legal authority to impose provisional tariffs prior to issuance of a final determination, entries made between April 9, 2007 and April 19, 2007 were not subject to tariffs.

Finally, the Company will include in its 2009 Form 10-K a discussion of the revised tariff rate, any resulting tariff accruals recorded, and the overall impact that the revised tariff had on current, and will have on future operations and liquidity.

Definitive Proxy Statement on Schedule 14A filed April 1, 2009

Compensation Discussion and Analysis

SEC Comment No. 3:

We note your responses to comments 13 and 15 in our letter dated June 12, 2009 and reissue these comments in part. In this regard, we note that you provide a general discussion regarding the manner in which compensation is determined for each element of compensation and then refer readers to the compensation tables for the actual amounts awarded. There is no discussion of how your general policies translated into actual amounts awarded for each named executive officer achieved his or her performance goals or how their performance led to the actual base salary determination. We also note this omission with respect to the individual performance measurements for the performance-based short-term incentive compensation. Please revise accordingly and show us in your supplemental response what the revisions will look like.

Response:

To address your supplemental comment No. 3, in the future we will add the following disclosure or similar disclosure.

The following paragraph would be added to the end of the subsection entitled “Individual Performance Goals.”

“After a determination of whether goals are met, a weighted average of the percentages applicable to each goal is determined for each executive.  For 2008, the applicable percentages for the named executive officers were as follows:  Chief Executive Officer, 114%; Chief Financial Officer, 108%; Senior Vice President, Europe and Asia, 141%; Senior Vice President, Americas, 103%; and Vice President, General Counsel and Secretary, 101%.  This information is then used as appropriate to develop salary increase recommendations and to determine bonus payouts under the individual performance portion of our performance-based short-term cash incentive plan.”

The third paragraph of the subsection entitled “Fixed Cash Base Salary” would be modified to read in its entirety as follows:

“At its December 2007 meeting, the Committee approved aggregate budgets for salary increases of 4.5% for U.S. and Canadian employees and 4.0% for employees at all other locations.  The Committee also approved salary increases, effective January 1, 2008, for all named executive officers, with the exception of the Senior Vice President—Europe and Asia, whose increase was effective April 1, 2008.  These salary increases ranged from 3.5% to 12.4% and reflect a subjective determination of individual performance relative to the pre-determined goals described above and adherence to core values, as well as an evaluation of each named executive’s experience and salary relative to the midpoint of the market-based competitive zone.  Prior to these increases, base salary levels for the CEO, the CFO, and the Vice President, General Counsel and Secretary  relative to their individual midpoint ranged from 15.5% to 20.5% below the applicable midpoint and outside the Company’s policy of paying between 10% below and 10% above midpoint, which we consider to be the “competitive zone.”  The midpoint adjustment had a significant impact on the level of base salary increase.  Following these salary increases in 2008, actual base salary levels for our named executive officers fell within or modestly below the competitive zone.”

A new final paragraph to the subsection entitled “Performance-Based Short-Term Incentive Compensation” will be added as follows:

“In 2008, actual performance relative to the corporate performance measures (corporate operating income and corporate ROIC) was at nearly the maximum performance level resulting in a payout percentage at nearly the maximum level (175% of target bonus amount) for each named executive officer.  Individual performance achievement percentages in 2008 ranged from 101% to 141% as set forth above under “Individual Performance Goals”.  Actual bonus awards paid for 2008 performance, as included in the Summary Compensation Table on page 18 under the column Non-Equity Incentive Plan Compensation, reflects the weighting of corporate performance measures and individual goal performance as discussed above and ranges from 145% of target opportunity to 155% of target opportunity for the named executive officers.”

*****

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, that the SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the above matters, please contact the Company’s Chief Financial Officer, Leroy M. Ball, at 412-787-6775.

Sincerely,

/s/ John S. Stanik